

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 20, 2015

VIA E-MAIL

Sarah M. Patterson
Vice President & Assistant General Counsel
Forethought Life Insurance Company
82 Hopmeadow Street Suite 200
Simsbury, CT 06089

    Re: Forethought Life Insurance Company Separate Account A ("Forethought")
           Initial Registration Statement on Form N-4
           File Nos. 333-201683; 811-22726

Dear Ms. Patterson:

The staff has reviewed the above-referenced registration statement, which the Commission received on January 26, 2015. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the Forethought registration statement, provided to the staff.

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for any benefits or features associated with the policy.

4. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

5. *Glossary/"Investment Restrictions" (p. 68):* Please identify the "other investment programs" that may be included as allowable investments.

Cover Page

6. Please disclose the name of each portfolio offered under the contract as opposed to naming each series trust that has one or more portfolios offered under the contract. (If necessary because of the number of portfolios, these may be listed on the inside front cover.)

Introduction

7. <u>How to buy this variable annuity/ Choose a Contract Class (p. 3)</u>: Please revise the Mortality & Expense Risk and Administrative Charge for Share Class C and L as the figures do not appear to be consistent with the fee table.

Fee Summary

8. Please revise the Maximum Total Separate Account Annual Expense figures for C Share and L Share contracts as the figures provided do not appear to be accurate.

9. Total Annual Fund Operating Expenses *(p. 5):* Please confirm supplementally that the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds in accordance with Instruction 17(a) to Item 3 of Form N-4. In addition, please insert a closing parenthetical for the phrase beginning "expenses that are deducted…."

10. <u>Example (p. 6)</u>: The expense example, when describing the benefits that carry the highest charge, includes "investment[s] in Sub-Accounts that are subject to the Fund Facilitation Fee." Please confirm supplementally that Sub-Accounts subject to the Fund Facilitation Fee are the most expensive Sub-Accounts.

Management of the Contract

11. *The Funds (p. 9):* In the third line of the first paragraph on this page, please highlight the sentence that states, "Use of the managed volatility strategy may impact the value of certain guaranteed rider benefits."

12. *Fixed Account (pp. 10-11):*

a. The bolded paragraph on p. 10 refers to "Investment Restrictions in Appendix C." As the relevant Investment Restrictions are set forth in Appendix D rather than Appendix C, please revise the disclosure accordingly.

b. In the third full paragraph on p. 11, beginning "We may restrict your ability to allocate Contract Value…," please clarify, if accurate, that required allocations to the Fixed Account may not be transferred out of the Fixed Account even if the interest rate on such investments declines. Please also include a similar disclosure in the discussion of the relevant optional benefits.

All Optional Death Benefits

13. *What happens if you annuitize your Contract?*: Please clarify, if accurate, that the death benefit terminates when the contract is annuitized. In addition, please clarify whether annuitization may occur automatically upon the Annuity Commencement Date.

Return of Premium II

14. *Are there restrictions on how much you must invest? (p. 28):* The last two paragraphs on this page (beginning, "We may require that you comply with then prevailing Investment Restrictions upon Spousal Contract continuation….") appear to be, in large part, redundant. For clarity, please consider revising and consolidating these two paragraphs where appropriate. In particular, please address the following issues:

a. Please separate the first sentence (relating to Spousal Contract continuations and Covered Life changes) from the remainder of the discussion, as the remaining discussion appears to apply generally, and not only to these two specific circumstances.

b. Please explain the reference to "any asset allocation model" and "certain Funds" in the second sentence of the first paragraph. If these references are to the approved asset allocation models and approved Sub-Accounts that are referenced in the first sentence of the second paragraph, please so specify.

c. Please make corresponding changes to the same disclosure for Legacy Lock III, which is located in the two paragraphs at the bottom of p. 32.

Legacy Lock III

15. *Is this rider designed to pay you Death Benefits? (p. 30):* With reference to the bolded language in the second paragraph (beginning, "This has the effect of providing a Death Benefit…."), please address the following two concerns:

a. Please clarify, if accurate, that this formula may result in a smaller Death Benefit than that payable prior to the Owner/Annuitant's 90th birthday.

b. For clarity, please consider including an example to show how the Death Benefit would be reduced on or after the Owner/Annuitant's 90th birthday. If the example is included in Appendix A, please include a cross-reference here.

16. <u>Enhanced Return of Premium Component of Legacy Lock III</u> (p.31): Information in the second sentence of the first paragraph in this section (beginning, "The Enhanced Return of Premium component of this Death Benefit reduces to zero….") appears to be repeated in a subsequent paragraph (beginning, "If you have elected an Optional Withdrawal Benefit…."). Specifically:

   a. For clarity, please consider consolidating the disclosure regarding the effect of the Minimum Amount Rule on Enhanced Return of Premium, so that it is discussed only once in this section.

   b. Please define "Minimum Amount Rule" the first time it appears in this disclosure. Currently, this term is not defined until two paragraphs after it is first used.

Optional Withdrawal Benefits

17. <u>All Optional Withdrawal Benefits</u>:

   a. *What happens if you annuitize your Contract?*: Please clarify what the value is that would be annuitized after the Annuity Commencement Date. (That is, is it Contract Value, Withdrawal Base, or the greater of the two, or, alternatively, may an investor continue to receive Lifetime Annual Payments?)

   b. *Other Information*: Please clarify the following statement: "Annuity Payout Options available subsequent to the Annuity Commencement Date may not necessarily provide a stream of income for your lifetime and may be less than Lifetime Annual Payments."

18. *Chart (pp. 38-39):* The comparison of the four optional riders in this chart appears unnecessarily lengthy, given that many of the features of Daily +4 and Daily +5 are identical, as are many of the features of Daily 6 and Daily 7. In order to avoid potential confusion, please consider consolidating this disclosure to the extent practicable. For example, if the main difference between Daily +4 and Daily +5 (as well as Daily 6 and Daily 7) is the presence/absence of a required allocation to the Fixed Account, please consider disclosing this more prominently.

19. *Daily +5 and Daily 7/Are there restrictions on how much you must invest? (p. 35 and p. 51, respectively):* As both of these optional riders require 20% allocations to the Fixed Account, please disclose the amount of that required allocation in this section.

20. *Daily +4 and Daily 6/ Are there restrictions on how much you must invest? (p. 57 and p. 64, respectively):* Neither of these riders permits investment in the Fixed Account. Therefore, please revise the second sentence in this section to omit reference to the Fixed Account.

Appendix A

21. *All Optional Rider Examples (Death Benefits and Withdrawal Benefits) (pp. A-8 – A-13):* Please specify whether the Contract Value reflects the deduction of Premium Based Charges, if applicable.

Appendix D

22. The Daily +5, Daily 7, and Legacy Lock III investment restrictions state that 20% of initial and subsequent Purchase Payments must be allocated to the Fixed Account. Please also clarify, if accurate, that amounts allocated to the Fixed Account may not subsequently be transferred out of the Fixed Account.

23. Please revise this disclosure in order to clarify that the list of Approved Sub-Accounts applies to *all* of the listed optional riders (all four withdrawal benefit riders and the three listed death benefit riders). Currently, the disclosure is potentially confusing, as the Sub-Accounts are listed under a bolded heading that refers to only four of the seven riders.

24. The asterisked footnote at the bottom of the page (beginning, "If you have also elected Daily +5….") is confusing, since the prospectus states that only one optional withdrawal benefit and one death benefit may be selected by any one investor. Please revise this sentence for clarity. In addition, for further clarity, please consider disclosing this information more prominently (that is, not in a footnote).

Powers of Attorney

25. Please note that the power of attorney for this filing did not reserve the right to execute amendments. Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. *See* rule 483(b) under the Securities Act of 1933.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office